

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

John J. Mahon, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth St. NW, Suite 700
Washington, DC 20001

Re: Pathway Energy Infrastructure Fund, Inc. (the "Fund")
        File Numbers 811-22807 & 333-186877

Dear Mr. Mahon:

On February 26, 2013, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing was made to register the Fund's common stock. The Fund's initial offering will be made on a continuous basis pursuant to Rule 415 under the Securities Act. The Fund will invest primarily in secured and unsecured senior and subordinated loans, *i.e.*, mezzanine loans. The registration statement contains many blank spaces related to fees, costs and percentages; we will review the Fund's financial statements, expense table and other information submitted in subsequent amendments and may have comments regarding that information. We have referenced the captions and page numbers from the registration statement to indicate the sections of the registration statement to which each comment relates. However, you should regard any comment made with respect to one section of the registration statement to apply to similar disclosure elsewhere in the registration statement.

Our comments regarding the filing are set forth below.

General

1.   Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement. In this connection indicate whether FINRA has reviewed the payment of selling commissions, dealer manager fees, reimbursements for bona fide accountable due diligence expenses, and the reimbursement of up to 5% of the gross offering proceeds to the Adviser for offering and organization cost as discussed under the caption "Plan of Distribution." Indicate also whether FINRA aggregated such payments and other fees for purposes of determining compliance with FINRA guidelines on underwriter compensation.

2.   The Risk Factors section of the prospectus discloses that the Fund may enter into total return swaps and other derivative transactions. Please summarize in the strategy section, and disclose all material derivative investments in the prospectus. In this regard, *see* The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010). Please disclose specifically why and

when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

3.   Explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether you propose to file supplements pursuant to Rule 497 under the Securities Act. If the latter, advise the staff how the legal opinion and financial statements will be updated.

4.   Revise the "Risk Factors" disclosure to include the following bullet points. These bullet points should also be placed in the subscription agreement immediately above the signature line.

- Unlike most closed-end investment companies, the Fund's shares will not be listed on any securities exchange for at least six years from the date of this prospectus.

- Unlike an investor in most closed-end investment companies, you should not expect to be able to sell your shares regardless of how the Fund performs.

- If you are able to sell your shares to a third party, you will likely receive less than your purchase price and the current net asset value per share.

- Although the Fund expects to implement a share repurchase program, it may be discontinued at any time and only a limited number of shares will be eligible for repurchase. *See* "Share Repurchase Program."

- If you may need access to the money you invest, the Fund's shares are not a suitable investment because you will not have access to the money you invest for an indefinite time. *See* "Liquidity Strategy."

- Distributions may be funded from the capital you invest, or from borrowings, if the Fund does not have sufficient earnings. Any invested capital that is returned to you will be reduced by the Fund's fees and expenses, as well as the sales load.

- Even if the Fund does eventually list its shares, shares of closed-end funds frequently trade at a discount from net asset value and this creates a risk of loss for investors who purchase shares at the offering price. This risk is separate and distinct from the risk that the Fund's net asset value will decrease.

5.   Please inform the staff whether the Board will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies. *See* Investment Company Act Release No. 26299; "Compliance Programs of Investment Companies and Investment Advisers" (December 17, 2003). The Release states that Rule 38a-1 under the 1940 Act requires funds to provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security, and to "regularly review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments".

Prospectus Cover

6.   Revise the following sentence as indicated in the last sentence below: "We expect to seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, or net assets plus borrowings, in securities of companies that are focused on the energy and related . . ." Change "or" to "that is" and "focused on" to a term that clearly indicates that energy is the primary business focus of its portfolio companies.

7.   Change the last sentence in the paragraph to indicate that the 60 day notice will be a "written" notice. Conform similar statements of this policy.

8.   The third paragraph mentions the escrow account into which subscription payments are deposited. Include the name and address of the subscription agent, along with the other third party service providers, near the outside back cover of the prospectus.

9.   This paragraph also indicates that the Fund has chosen to make a best efforts offering and that it will break escrow upon raising $2 million. Please advise the staff why the Fund has chosen to make a "best efforts" offering. Also, would the Fund actually break escrow after raising only $2 million? If so, please disclose prominently that, were the Fund to proceed in this manner, expenses would be much greater. In addition, please explain the impact, if any, on the fee table.

10.   Add disclosure to the affect that the Fund will provide current net asset value information regardless of price declines. In addition, provide a cross reference to the discussion captioned "Risks Related to an Investment in Our Shares" on page 38 regarding changes in the Fund's net asset values.

11.   Make the following indicated changes to the disclosure in the fifth paragraph: "Our shares will not be publicly traded and you ~~should not expect to~~ will not be able to sell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. Our shares are not ~~currently~~ listed on any securities exchange, and we do not expect a secondary market in the shares to develop in the foreseeable future, if ever." Fund shares are not listed and there should not be a suggestion that listing will occur.

12.   Disclosure in this paragraph indicates that Fund shares may be acquired by participants in wrap accounts maintained by investment dealers. Please explain how a wrap program would work. If there may be any affiliation between the Fund's adviser and any wrap account provider, add appropriate disclosure.

13.   Revise the following sentences as indicated: "Accordingly, you should consider that you may not have access to the money you invest until we complete a liquidity event, which may not occur ~~until~~ for at least three years following the completion of this offering, if at all. . . As a result of the foregoing, an investment in our shares is not suitable for investors that require ~~short-term~~ liquidity before at least 2019."

14.   Make the following indicated changes to the next paragraph: "Investing in our shares ~~may be~~ is considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. Shares of publicly traded closed-end investment companies frequently trade at a discount to their net asset value. If our shares ever trade, they may trade at a discount to net asset value. If our shares ever begin trading publicly and trade at a discount to our net asset value, it ~~may~~ will increase the risk of loss for purchasers in this offering."

15.   Revise the prominent statement appearing just before the pricing table, the substance of which is required by Rule 481(b)(1) under the Securities Act to reflect the changes brought about by the National Securities Markets Improvement Act of 1996. With respect to this statement do not include this disclosure with disclosure related to the pricing table, and confirm that the disclosure will appear on the outside front cover page of the prospectus.

16.   Footnote 2 to the pricing table, and other disclosure in the filing, including the fee table, discuss the Fund's three classes: Class R, Class RIA and Class I. We note that the fee table on page 19 does not show a multi-class structure. There is no disclosure in the document regarding the Fund having obtained an order exempting it from applicable provisions of the 1940 Act in order to operate in this manner. Section 18(f)(2) of the 1940 Act and Rule 18f-2, thereunder, which permit multiple classes, only apply to open-end funds. The Fund should either remove the disclosure or explain the basis for the belief that it may proceed in this manner.

17.   Do the amounts referenced in footnotes 2 and 3 to the pricing table include all expenses of issuance and distribution? If not, please include in the footnotes to the pricing table all information required by Instruction 6 to Item 1.g. of Form N-2. The footnotes should reflect the dilution expected to result from the offering. Other reductions to offering proceeds are discussed in the filing, e.g., the discussion sub-captioned "Compensation of Dealer Manager and Selected Broker-Dealers" discloses the following: "In addition to the payment of selling commissions and the dealer manager fee, we reimburse the dealer manager and selected broker-dealers for *bona fide* accountable due diligence expenses . . ."

18.   State that the Fund's reimbursement to affiliates of organizational and offering costs will be limited to organizational and offering costs actually incurred.

19.   Add disclosure to the affect that the Fund's fair value policies and procedures are in writing, and in accordance with §2(a)(41) of the 1940 Act.

Prospectus

PROSPECTUS SUMMARY
Pathway Energy Infrastructure Fund, Inc. – Page 1

20.   Disclosure in the second paragraph states:

"We intend to primarily invest in debt securities in Energy companies that we believe have, or are connected to, a strong infrastructure and/or underlying asset base so as to enhance collateral coverage and downside protection for our investments. We may also make select equity investments in certain Energy companies meeting our investment objective of generating current income and, to a lesser extent, long-term capital appreciation."

Later disclosure on this topic on page 67 states that:

"While the structure of our investments vary, we invest primarily in secured and unsecured senior and subordinated loans, generally referred to as mezzanine loans, which may include equity interests such as net profit interests, overriding royalties, warrants or options received in connection with these loans, and dividend-paying equity securities, such as common and preferred stock, limited partnership units (common, subordinated and general partner), and convertible securities, of target energy and industrial companies."

The statements conflict and should be reconciled. Similar statements elsewhere in the filing as to the investments the Fund will make "primarily" should be conformed.

With respect to the Fund's debt investments, disclose whether such investments may be rated below investment grade or deemed equivalent and any limitations applicable to such investments. If applicable, disclose such investments that are rated below investment grade (commonly referred to as "high yield" securities, "junk bonds") are regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal, and that because of the risks associated with investing in high yield securities an investment in the Fund should be considered speculative.

21. Disclosure in this paragraph states that: "Our primary area of focus will be the upstream, midstream, downstream, service and equipment and power sub-sectors of the energy industry . . ." Disclosure on page SAI-9 in the SAI indicates that the Fund does not have any fundamental policies with respect to the concentration of its investments in a particular industry or group of industries. Clearly the Fund intends to concentrate in an energy industry or industries and should reconcile these statements of policy accordingly.

Page 2

22. Revise the initial sentence of the second paragraph as indicated: "Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation."

About Our Adviser – Page 3

23. The last sentence of the first paragraph sets forth the name, structure, and strategy of the Priority Senior Secured Income Fund, a fund that is not yet effective, and notes that the Fund's Adviser's professionals also manage that fund. Delete this information.

24. Disclosure at the top of the page states that: "All investment decisions will be made by our Adviser's professionals." Because the adviser has no employees, other than such professionals as are made available to it pursuant to an agreement with Prospect Capital Management and others, the cited characterization appears to overstate the facts. Please adjust this and similar references throughout the filing.

Risk Factors

25. The term "eligible investors" appears at the end of the fifth bullet and twice more in the filing in repeated statements of the same sentence. The statement is not defined in the filing. If eligibility requires more than meeting the minimum investment amounts please disclose the requirements.

Page 5

26. Disclosure in the sixth bullet states that: "Our investment strategy is to invest, under normal circumstances, at least 80% of our assets in securities of Energy companies, with an _emphasis_ on current income." Because the Fund's principal objective is current income, the sentence may be viewed as understating its importance. Please adjust this disclosure.

Page 6

27. The second bullet notes certain advisory incentives, including the adviser's incentive fee and the leverage included in the base management fee that may not be in the best interest of the Fund. Revise the disclosure to indicate that these incentives create an inherent conflict. In this connection, add disclosure regarding the conflict of interest arising from the catch-up provision discussed on page 23.

Page 8

28. Disclosure in the first paragraph states that: "However, we will be permitted to, and may, co-invest in syndicated investments and secondary market investments where price is the only negotiated point." In this connection confirm that the Fund will meet and abide by the principals and conditions set forth in the applicable no-action letters. _See_ Massachusetts Mutual Life Insurance Company, SEC No-action Letter (Pub. Avail. June 7, 2000).

29. Revise the following sentence in the next paragraph to clearly indicate that preferred shares will not be issued during the first year of operations: "We do not intend to issue preferred shares in the 12 months following effectiveness of the registration statement, of which this prospectus forms a part, or, thereafter, until after the proceeds of this offering are substantially invested in accordance with our investment objective."

30. Disclosure in the last paragraph on the page states that: "We intend to pursue a liquidity event for our stockholders, such as a public listing of our shares, immediately following the

completion of this offering, subject to then-current market conditions." Please identify the steps the Fund will take to achieve this immediately after the offering. In addition, at an appropriate location, disclose the reasons why the board of directors determined that an exchange listing in connection with the commencement of operations was not in the best interest of the Fund. The discussion should also include the factors the board considered in making this determination.

Market Opportunity – Page 9

31.   Revise the first paragraph to clarify whether the 10,000 private companies and 1,000 public companies mentioned therein refer to investee companies or Fund competitors.

Efficient tax structure **– Page 10**

32.   Disclosure in this paragraph states: "We expect to form wholly owned taxable <u>subsidiaries</u> to make or hold certain investments in non-traded limited partnerships." Similar disclosure appears on page 75. Disclose the number, nature, domicile and operations of these wholly owned subsidiaries, including whether they and the Fund will prepare consolidated financial statements, the amount of Fund assets to be held by these entities, how the subsidiaries will be managed, and whether the subsidiaries will register under the 1940 Act or comply with applicable provisions of the Act as if they were registered investment companies. Please explain whether the subsidiaries will engage in leverage techniques. If so, explain how this activity, together with any other leverage engaged in by the Fund, will be done consistent with the requirements of §18 of the 1940 Act.

If wholly owned subsidiaries may be used for the purpose of securitizing Fund portfolio investments currently or in the future inform the staff of such intentions, disclose this in the summary and main body of the prospectus and disclose the principal risks associated with this activity.

We may have additional comments.

Use of Proceeds – Page 13

33.   Disclosure at the end of the first paragraph states that: "If we sell only a portion of the shares we are registering, we may be unable to achieve our investment objective <u>or provide variation in our portfolio</u>." Clarify the meaning of the underlined clause, *e.g.*, if the clause means that the Fund may not be able to satisfy the diversification requirement under the Code, state that prospect more succinctly, and disclose any potential adverse consequences.

34.   Disclosure in the next paragraph states that: "We estimate that it will take up to three to six months for us to substantially invest the net proceeds from each closing . . . However, we can offer no assurance that we will be able to achieve this goal." If the delay stretches beyond three months, describe the reasons for and consequences of the delay. *See* Item 7.2 of Form N-2. If the investment process is delayed more than six months will the Fund obtain shareholder consent to go beyond six months as required by Guide 1 to Form N-2?

35.   Please add disclosure to the affect that reimbursements pursuant to the "Administration Agreement" and the "Investor Services Agreement" will be overseen by the Board to ensure compliance with the 1940 Act.

36.   Information is provided under this caption regarding the adviser's base management fee and incentive fee. Two sub-captions later on page 15 in a discussion regarding conflicts of interest it is mentioned that the adviser also receives reimbursement of routine non-compensation overhead expenses in connection with the management of the Fund's portfolio. Fee disclosure as related to each of the Fund's service providers should be set forth completely under an appropriate caption.

In addition, explain how an advisory fee based, in part, on "reimbursement of routine non-compensation overhead expenses" satisfies the requirement of §15(a)(1) of the 1940 Act that the advisory relationship be reflected in a written contract that precisely describes all compensation to be paid thereunder. In addition, please specifically identify these expenses and explain why they are not obligations of the adviser under the investment adviser contract.

Taxation – Page 18

37.   With respect to this disclosure, if the majority of the Fund's dividends will not be taxable at the favorable "qualified dividends" rate, so state, and explain the disadvantage.

FEES AND EXPENSES – Page 19

38.   Revise the fee table consistent with the following:

i.   the table should reflect the fees and expenses applicable to each of the Fund's three classes,

ii.   the incentive fee line item refers to a 6% hurdle rate. The discussion of the hurdle rate is referred to in the remainder of this document, including footnote 6 of this table, as the preferred return. Reference to this concept should be the same throughout the filing,

iii.   the first sentence of footnote 1 assumes that the Fund's average net assets during the period will equal one-half of the net offering proceeds, *i.e.*, $750,000,000. The offering is structured as a best efforts minimum/maximum offering pursuant to which the Fund is offering $1,500 billion in common stock over a three year period, but will commence operations if the minimum amount of $2 million is raised by the end of the first year. Arguably, the Fund may raise the minimum amount; whether it achieves the maximum amount is less certain. Accordingly, this table, as well as other appropriate segments of this filing should be based on the Fund achieving the minimum $2 million amount sought in the offering,

iv.   footnote 5 indicates that management fees as reflected in the table are calculated based on 2% of the value of the Fund's average total assets. Confirm that the entire table, including the management fee line item, is based on and computed as a percentage of average net assets, as the form requires,

v.   footnote 6 contains the following two inconsistent disclosures: "we anticipate that we may have net investment income that could result in the payment of a subordinated incentive fee to our Adviser" and "we have assumed that no subordinated incentive fee will be paid for purposes of this chart". Reconcile these disclosures and change the word "chart" to "table," and

vi.   footnote 8 makes reference to components of the Fund's overhead expenses, including its reimbursement of routine non-compensation overhead expenses of the adviser as required by the advisory agreement. Please ensure that any expense reimbursable to an affiliate is described with specificity, and disclose that any such reimbursement will be appropriately overseen by the Board.

COMPENSATION OF THE DEALER MANAGER AND THE INVESTMENT ADVISER
Page 22

39.   Add a column to the table that assumes that the minimum amount is raised in the offering.

40.   Revise the segment of the table captioned "Reimbursement to Our Investment Adviser" so as to include the information disclosed on page SAI-3 to the effect that: "There will be no liability on our part for the offering or organization costs funded by our Adviser until we have met the minimum offering requirement. At such time, our Adviser will be entitled to receive up to 5% of the gross proceeds raised from outside investors until all offering costs and organization costs funded by our Adviser or its affiliates have been recovered."

41.   Explain more fully to the staff the operation of the policy covered by the following disclosure under the segment of the table captioned "Investment Adviser Fees": "The base management fee may or may not be taken in whole or in part at the discretion of our Adviser. All or any part of the base management fee not taken as to any quarter shall be deferred without interest and may be taken in any such other quarter as our Adviser shall determine." The policy appears to be an expense deferral allowing the adviser to recoup waived fees without imposing any limits on the length of the waiver. Please explain to the staff whether deferral of the fee means that the fee is not recorded as a current expense.

Further, add disclosure of this feature to footnote 5 of the fee table.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING
What is the experience of our Adviser? – Page 25

42.   Revise the Q&A that states the following so as to disclose the adviser's experience, and if limited, appropriate risk disclosure: "Our Adviser's professionals have significant experience across private lending and private equity investing, including experience advising and managing

a business development company through Prospect Capital Management's management agreement with Prospect Capital Corporation."

What is the difference between the classes of shares being offered? – Page 26

43.   The penultimate sentence of this Q&A states that: "If you are eligible to purchase multiple classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares, the selling commission and fees attributable to each class of shares." Please explain to the staff why a holding period reference is included in this discussion, given that the Fund is not redeemable and in the absence of a market for Fund shares. In addition, disclose that if you are eligible to purchase multiple classes of shares, your broker must generally sell you the least expensive class of shares that are suitable for you.

Will the distributions I receive be taxable? – Page 27

44.   The last two sentences of this Q&A discuss return of capital distributions. Disclose that these special share distributions will be appropriately identified as returns of capital.

Will I be notified on how my investment is doing? – Page 28

45.   This Q&A refers investors to the financial statements and other information to be filed with the Commission. Because there will be no market for Fund shares, add disclosure to the effect that the net asset value disclosed in the financial statements included in the reports filed with the Commission should not be taken to mean that the values disclosed in these filings is what Fund shares would sell for if there was a market for such shares.

RISK FACTORS
Risks Related to Our Business and Structure
Regulations governing our operation as a registered . . . **- Page 37**

46.   Add the word "common" to the last clause of the second sentence of the first full paragraph, as indicated: ". . . and our <u>common</u> stockholders approve such sale."

Risks Related to an Investment in Our Shares
Investors will not know the purchase price per share at the time . . . **– Page 38**

47.   The last sentence of this sub-captioned discusses the situation whereby the board determines not to adjust the offering price following a deemed temporary decrease in Fund net asset value, which will result in purchases at prices reflecting a premium to the Fund's net asset value per share of greater than 5%. Please explain whether the decrease in net asset value, in conjunction with an unadjusted sales price, constitutes material information. Why is such information unavailable before purchase when it appears the Fund might be charging a material premium over its next calculated net asset value?

Risks Related to an Investment in Our Shares
This is a "best efforts" offering, and if . . .

48.   The second sentence states that: "Even though we have established a minimum size of our offering necessary for us to release funds from the escrow account and utilize subscription funds, such amount will not, by itself, be sufficient for us to purchase a relatively diversified portfolio of investments." Explain to the staff the considerations and determinations made by the board to proceed with the Fund under these circumstances. *See* related comment 9 above.

We are not obligated to complete a liquidity event by a specified date . . . - **Page 39**

49.   The second paragraph under this caption appears to repeat large portions of the disclosure under the sub-caption *"The shares sold in this offering will not be listed . . ."* in the first paragraph at the top of page 39. Please delete the redundant disclosure.

Because the dealer manager is an affiliate of our Adviser . . . – **Page 40**

50.   Disclosure hereunder discusses the risk for shareholders due to the affiliation between the dealer manager and the adviser. Disclose whether the legal obligation of the dealer manager is changed because it is an affiliate or whether this is an acknowledgement of the inherent conflict because it is an affiliate of the adviser.

Beginning with the first calendar quarter following the one-year . . . – **Page 41**

51.   Revise this disclosure so as to present the following sentence in bold, or use some other method to make the disclosure prominent: "Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price."

Investors in this offering will incur dilution – **Page 42**

52.   Disclosure under this sub-caption discusses the immediate dilution to be suffered by shareholders in the initial offering assuming the maximum number of shares are sold. Revise the disclosure to include representations based on the minimum number of shares sold in the offering.

Certain provisions of our charter and bylaws . . . - **Page 43**

53.   Disclosure in the second paragraph states that the board, without shareholder approval, may issue shares in one or more classes or series. Disclosure in the SAI, at page SAI-8 in discussing statutory requirements states that the Fund is prohibited from issuing senior securities if it would thereafter have outstanding more than one class of senior debt or equity. Reconcile these statements. In this connection, see our earlier comment (comment 16) regarding cover page disclosure concerning the Fund's three classes.

Risks Related to Our Investments
Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments **- Page 48**

54.   If the Fund's foreign investments will entail emerging markets risks, add appropriate disclosure. Later foreign investing disclosure, at page 71, in the section of the prospectus having to do with strategy, also discusses the risks of investing in foreign securities. Reformat these sections such that risks and strategies are discussed under appropriate captions.

We may enter into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage

55.   Disclosure under this sub-caption indicates that the Fund may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. *See* generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Risk Related to Our Investments in Energy Companies
A significant accident or event that is not fully insured could adversely affect the operations and financial condition of Energy companies in which we may invest
Page 53

56.   Revise this disclosure to more fully convey the scope and magnitude of adverse events that may occur in the energy industry; *e.g.*, the disclosure should more clearly convey the possibility of events such as the West Virginia coal mine tragedy or the BP oil rig explosion, fire and massive spill. In addition, at an appropriate location in the filing provide the disclosure that may be appropriate under the Commission's interpretive release regarding climate change, including any regulatory or physical impacts of global warming on portfolio companies. *See* Securities Act of 1933 Release No. 9106 (December 16, 2009).

Risks Related to Debt Financing
If we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us **– Page 56**

57.   Revise the discussion under this sub-caption so as to explain the impact and risks of leverage with respect to the base management fee and the incentive fee.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Page 60

58.   Disclosure in the last paragraph under this caption states that: "Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise." Disclose that such statements will be updated for material changes while Fund shares are being sold.

INVESTMENT OBJECTIVE AND STRATEGY
Investments - Page 67

59.   Disclosure in the first sentence states that: "Our investments will range between approximately $3 million and $25 million each, although this investment size may vary proportionately as the size of our capital base changes." As noted earlier, disclosure like this should also indicate the Fund's investment range assuming it commences operations after having raised the minimum amount in the offering.

Investment Types
Non-U.S. securities - **Page 71**

60.   The first sentence states: "We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act." What are the statutory limits alluded to by the underlined disclosure?

Sources of Income

61.   Disclosure under this caption states that in addition to dividends, interest and capital gains, it may receive fees including one-time closing fees at the time each investment is made. If the receipt of these fees may impair the Fund's status as a regulated investment company under the Code, particularly if the Fund commences operations after raising the minimum offering amount, add appropriate risk disclosure.

Risk Management

62.   The third bullet indicates that the Fund will make investments in companies with different types of "collateral." Arguably, the collateral referred to is collateral that has been posted with the Fund by portfolio companies. Disclose the amount, type, management of, accounting for, and valuation of collateral received and maintained by the Fund.

Potential Competitive Strengths
Our Adviser's transaction sourcing capability - **Page 75**

63.   Disclosure in this paragraph includes a cross reference to a discussion of investment constraints in the SAI. Briefly summarize the constraints referenced in this disclosure and delete this cross reference, as well as a similar cross reference on page 77.

Operating and Regulatory Structure - Page 77

64.   Disclosure in the last paragraph under this caption states that: "The use of borrowed funds or the proceeds of preferred stock to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our shares." Change the last word of the quote from "shares" to "common stock" and confirm that the substance of the highlighted disclosure appears in the summary.

MANAGEMENT -Page 84

65.   Disclosure in the first paragraph states that stockholders may remove directors by a two thirds vote. Please indicate whether, in connection with the removal of directors, the Fund will render assistance to shareholders similar to that discussed in §16(c) of the Investment Company Act of 1940?

Committees of our Board of Directors
Nominating and Corporate Governance Committee - Page 92

66.   Add a statement to this discussion designating the members of the committee that are interested or independent.

INVESTMENT ADVISORY AGREEMENT
Overview of Our Adviser
Subordinated Incentive Fee - Page 99

67.   As here disclosed, the adviser may receive an incentive fee payable quarterly in arrears out of the Fund's net investment income. The goal of the fee is to pay the adviser 20% of the Fund's net investment income. The fee is structured so as to pay no incentive fee below the 1.5% quarterly hurdle rate, to pay all net investment income to the adviser when Fund income is above the hurdle rate but below 1.87% of the value of the Fund's net assets, and 20% of net investment income when Fund quarterly income is beyond 1.87%. When Fund income lands between the hurdle rate and 1.87% for the quarter, that situation is referred to as the catch-up provision. As regards this structure, explain to the staff whether the structure or design of the fee is new or is based on a model used by other funds, whether it is possible for the Fund's income to hit the catch-up range at the end of all four quarters of a calendar year, and what consideration, if any, was given to this possibility by the board. Add a fourth scenario to the three example scenarios that reflects this possibility.

DESCRIPTION OF OUR SECURITIES
Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

68.   Add disclosure which confirms that in the following circumstances, among others, the Fund will follow Commission policy regarding any request to hold harmless or indemnify any person as permitted under §§17(h) and (i) of the 1940 Act: i) where liability has not been adjudicated, ii) where the matter has been settled, or iii) in situations involving an advancement

of attorney's fees or other expenses. *See* Investment Company Act Release No. 11330 (September 2, 1980).

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals - **Page 110**

69.   With respect to the requirement for shareholders to provide advance notice, disclose the time requirement applicable to the requirement to give notice.

Control Share Acquisitions - **Page 112**

70.   Disclosure in the last paragraph states that: "we will adopt a resolution and amend our bylaws to be subject to the Control Share Act only if our Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act." Recently, we have taken the position that it would be inconsistent with §18(i) of the 1940 Act for a closed-end fund organized as Maryland corporation to opt-in to provisions of the Maryland Control Shares Acquisition Act (Md. Code Ann., Corps. & Assns. §§ 3-701 et seq.). *See* Boulder Total Return Fund, Inc. (SEC No-action (SEC No-action Letter pub. avail. Nov. 15, 2010) http://www.sec.gov/divisions /investment/noaction/2010/bouldertotalreturn111510.htm). Please confirm to us that the Fund, which is organized as a Maryland corporation, will not opt-in to the Maryland Control Shares Acquisition Act.

PLAN OF DISTRIBUTION
General - Page 122

71.   The third and fourth paragraphs discuss the process for releasing funds from escrow and acceptance of those funds by the Fund, and the process of accepting subscriptions. The process of acceptance and admittance into the Fund may take up to 45 days from the date the funds are released to the Fund from escrow. Please explain to the staff the reason for the delay.

Statement of Additional Information

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Page SAI-3

72.   Explain to the staff the meaning of the following sentence, particularly the underlined clause: "Prior to the occurrence of a liquidity event, all future transactions with affiliates of ours shall be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our directors, including a majority of our independent directors."

REGULATION - Page SAI-8

73.   Revise the second and third bullets so as to reflect, if accurate, that the policies referred to in the prospectus are set forth in both the prospectus and SAI.

74.   Delete the following sentence from this page and page SAI-12: "We will be periodically examined by the SEC for compliance with the 1940 Act."

Fundamental Investment Policies – Page SAI-9

75.   Reformat the second paragraph to present the Fund's fundamental policies in a list format. In addition, add policies on the following topics to that list: concentration, borrowing and the issuance of senior securities. Delete the clause of the third sentence that states that the Fund does not have a concentration policy.

Part C - Signatures

76.   The power of attorney pursuant to which directors and officers may sign the filing states that the attorney is empowered to sign "a Registration Statement on Form N-2 of the Company, including any pre-effective amendments <u>and/or any post-effective amendments thereto and any subsequent Registration Statement of the Company pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the "1933 Act"), and any other filings in connection therewith.</u> Reconcile this power, particularly the highlighted portions thereof, with Rule 483(b) under the Securities Act, which states that the power "shall relate to a specific filing."

77.   The last page of the filing appears to be some type of table of content for the entire filing. Please delete this page.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Thursday, March 28, 2013